UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

February 28, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.

Representative:	Takashi Tsukamoto President & CEO

Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo

Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Regarding the Report on February 26, 2011

On February 26, 2011, certain media reported on the organizational restructuring of the Mizuho group. However, we have not made any decisions that need to be disclosed.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 03-5224-2026

This document is prepared in order to announce specific facts relating to Mizuho Financial Group and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.